

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

June 7, 2016

Via Email
Anton Feingold
Ares Commercial Real Estate Corporation
245 Park Avenue, 42nd Floor
New York, NY 10167

> **Re:** **Ares Commercial Real Estate Corporation**
> **Registration Statement on Form S-3**
> **Filed June 6, 2016**
> **File No. 333-211847**

Dear Mr. Feingold:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under

Anton Feingold
Ares Commercial Real Estate Corporation
June 7, 2016
Page 2

the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the registered securities.

Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Monica J. Shilling, Esq. (via E-mail)
        Proskauer Rose LLP